Exhibit 99.37

“The Godfather of Esports Racing” Takes Top Step at Millennial Esports

Darren Cox, Founder of Nissan’s famed GT Academy, now behind the wheel as CEO

TORONTO, July 17, 2019 /PRNewswire/ - Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE:GAME, OTCQB:MLLLF), has appointed Darren Cox as company CEO and President, effective immediately. The founder of Nissan and Sony’s GT Academy, Cox previously served as Nissan’s Head of Global Motorsport. Also the man behind World’s Fastest Gamer, Cox has spent more than two decades immersed in the automotive, motorsport, and gaming industries, earning the moniker “The Godfather of Esports Racing.”

“Darren has proven throughout his career and during his time with Millennial that he is an innovative thinker with an innate ability to get things done,” said Board member Peter Liabotis. “In appointing Darren as CEO, we have not only secured the best man for the job, we have also reaffirmed our commitment to esports racing and marketing data for the growing esports industry.”

Cox made his mark in the motorsport industry as Global Motorsport Director for Nissan and head of Global Sales and Marketing for the Nissan Motorsport Brand. During his time with Nissan, Cox was responsible for the ground-breaking GT Academy program between 2008 and 2015, which took PlayStation gamers and turned them into international racing drivers for the Japanese manufacturer.

Previously, during his 18-year tenure at the Renault Nissan Alliance, Cox held several senior positions including Digital Marketing Director for Europe where he was responsible for, amongst other areas, customer data for marketing. It was in this role that Cox first realized the incredible value of data collection and analysis.

“I have seen the potential of Millennial Esports from day one and am excited to shape the company’s future with the talented group of people we have assembled,” said Cox in welcoming his move from Global CMO and President to CEO and President.

“That future is an unwavering focus on esports racing and data provision for the esports industry as a whole. These are still white spaces with a huge upside in terms of revenue that we can exploit through a combination of my background and our assets, such as our in-house gaming studio Eden Games and our data experts at Stream Hatchet.”

Cox replaces hospitality and technology industry veteran Steve Shoemaker, who has successfully completed his work in restructuring the company. “Steve has done a tremendous job leading the company to focus on its core esports racing and data analytics assets while reducing its overhead cost structure and moving the company towards profitability. We would like to thank Steve for his efforts in positioning the company for its next phase of growth and wish him well in his next endeavour,” said Board member Bryan Reyhani.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.